FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER, 2007

OROMIN EXPLORATIONS LTD. (File #0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.   Oromin Explorations Ltd. – News Release dated December 18, 2007.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: February 13, 2008	By: “Chet Idziszek”
Chet Idziszek

Its: President
(Title)

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

February 13, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614)
Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:	Chet Idziszek
President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies)
Miller Thomson, Attn: Mr. Rupert Legge

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

December 18, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

EXCELLENT DRILL RESULTS AT
GOLOUMA WEST, GOLOUMA SOUTH AND MASATO GOLD DEPOSITS
ADD TO LATERAL AND DEPTH EXPANSION

HIGHLIGHTS

AT MASATO DH-131 INTERSECTS A 20 METRE MINERALIZED ZONE INCLUDING 3.22 G/T GOLD OVER 5 METRES, FOLLOWED BY 3,945.50 G/T GOLD OVER 1 METRE (VISIBLE GOLD OBSERVED) AND THEN 3.56 G/T GOLD OVER 14 METRES

AT GOLOUMA SOUTH DH-150 INTERSECTS THE DEEPEST MINERALIZATION TO-DATE; 9.05 G/T GOLD OVER 8 METRES AND 5.08 G/T GOLD OVER 19 METRES

AT GOLOUMA WEST DH-156 INTERSECTS THREE MINERALIZED ZONES; 45.03 G/T GOLD OVER 5 METRES, 11.29 G/T GOLD OVER 10 METRES AND 7.77 G/T GOLD OVER 7 METRES.

Oromin Explorations Ltd. (“Oromin”) is pleased to announce additional results from the ongoing step-out and in-fill drilling program at the Golouma West, Golouma South and Masato Gold Deposits.

Oromin’s 2007 and 2008 advanced exploration programs are focused on resource delineation of its Sabodala Gold Project’s numerous gold zones and gold deposits. More than 75,000 metres of drilling is planned in advance of the Project’s initial resource estimate scheduled for April 2008. Results from the ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits within the Sabodala Project. Please refer to general maps displayed under “investor info/articles and reports” on Oromin’s website and Oromin’s previous news releases for additional project information.

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit has now been traced over 1,500 metres on surface, to over 300 metres at depth and remains open in all directions. Oromin is drilling this deposit on 40-metre, and locally, 20-metre centres using both reverse circulation and diamond core rigs.

Newly drilled mineralized intersections are listed in the attached schedule; some of the most significant are:

  12 metres of 8.74 g/t gold from 49 metres in DH-132
  6 metres of 10.08 g/t gold from 37 metres in DH-145
  8 metres of 3.54 g/t gold from 57 metres in DH-147
  16 metres of 2.11 g/t/gold from 301 metres in DH-149
  13 metres of 6.07 g/t gold from 82 metres in DH-152
  10 metres of 6.91 g/t gold from 128 metres in DH-154
  5 metres of 45.03 g/t gold from 17 metres, 10 metres of 11.29 g/t gold from 142 metres and 7 metres of 7.77 g/t gold from 165 metres in DH-156
  7 metres of 25.58 g/t gold from 138 metres in DH-157
  7metres of 13.41 g/t gold from 31 metres in DH-161
  7 metres of 6.51 g/t gold from 71 metres in DH-163
  17 metres of 3.36 g/t gold from 166 metres in DH-165
  18 metres of 4.80 g/t gold from 238 metres in DH-168

GOLOUMA SOUTH GOLD DEPOSIT

The Golouma South Gold Deposit has now been traced over 1,000 metres on surface, to 220 metres depth and remains open in all directions. Oromin is drilling this deposit on 40-metre, and locally, 20-metre centres using both reverse circulation and diamond core rigs.

Newly drilled mineralized intersections are listed on the attached schedule; some of the most significant are:

  7 metres of 7.12 g/t gold from 44 metres in DH-138
  10 metres of 3.70 g/t gold from 15 metres in DH-140
  8 metres of 9.08 g/t gold from 192 metres and 19 metres of 5.08 g/t gold from 229 metres in DH-150

MASATO GOLD DEPOSIT

The Masato Gold Deposit is coincident with a strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width. Oromin’s Masato Gold Deposit is located 1.2 kilometres due east of the 1.9 million ounce Sabodala Gold Deposit that is being readied for production by Mineral Deposits Ltd. (see Mineral Deposits Ltd. August 16, 2007 news release).

The Masato geochemical anomaly is also coincident with three extensive NE-trending, linear IP changeability anomalies of which only the westernmost has been drilled to date. Oromin has recently initiated in-fill drilling at 40-metre centres over portions of this large mineralized zone using both reverse circulation and diamond core rigs.

Newly drilled mineralized intersections are listed in the attached schedule; some of the most significant are:

  5 metres of 3.22 g/t gold from 58 metres, 1 metre of 3,945.50 g/t gold from 63 metres (visible gold observed) and 14 metres of 3.56 g/t gold from 64 metres in DH-131
  7 metres of 3.95 g/t gold from 53 metres in DH-135
  4 metres of 3.57 g/t gold from 73 metres in DH-141

Oromin’s 2007 field program has concluded for the Christmas break with field activities scheduled to re-start in early January, 2008. An additional fifteen core holes and forty reverse circulation holes were completed in 2007 for which assays are pending.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release. TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Chet Idizszek
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

SCHEDULE

Oromin Explorations Ltd. Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-132	640W	3624N/4417E	195/-65	22-25 49-61 Incl.56-57	3 12 1	12.8 8.74 58.57
DH-134*	680W	3760N/4407E	100/-70	62-65	3	3.38
DH-147	400W	3551N/4653E	015/-60	57-65 102-104 106-120	8 2 14	3.54 2.51 1.78
DH-149	760W	3512N/4263E	015/-60	301-317 321-326	16 5	2.11 3.05
DH-151	280W	3401N/4736E	015/-60	140-144	4	1.38
DH-152	280W	3437N/4746E	015/-60	82-95 Incl.90-91	13 1	6.07 46.33
DH-153*	720W	3690N/4348E	100/-55	100-106 Incl.100-102	6 2	10.08 20.87
DH-154*	720W	3690N/4348E	100/-80	128-138 Incl.131-133	10 2	6.91 19.69
DH-155	320W	3548N/4738E	015/-60	65-70 Incl.68-69 98-100 107-109 108-109	5 1 2 2 1	3.22 11.04 6.36 7.97 15.05
DH-156	320W	3500N/4721E	015/-60	0-4 17-22 Incl.20-21 115-117 142-152 Incl.148-149 165-172 Incl.169-170	4 5 1 2 10 1 7 1	2.39 45.03 216.8 3.30 11.29 49.35 7.77 34.40
DH-157	320W	3420N/4699E	015/-60	114-115 138-145 Incl.139-140	1 7 1	42.35 25.58 171.9
DH-158*	680W	3683N/4387E	100/-60	66-69	3	2.02
DH-159*	720W	3726N/4362E	100/-55	106-114	8	1.11
DH-160	320W	3582N/4746E	015/-50	1-8	7	3.01
DH-161	280W	3608N/4795E	195/-60	17-23 31-38 Incl.35-37	6 7 2	1.83 13.41 30.42
DH-162*	720W	3727N/4360E	100/-80	140-144 Incl.142-144	4 2	15.65 25.31
DH-163	280W	3642N/4804E	195/-60	71-78 Incl.77-78 81-87	7 1 6	6.51 18.38 2.34
DH-164*	640W	3713N/4439E	100/-60	33-35	2	2.60

Oromin Explorations Ltd. Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-165	400W	3511N/4641E	015/-60	129-134 144-148 150-154 166-183	5 4 4 17	1.71 2.02 2.03 3.36
DH-166	200W	3353N/4811E	015/-60	135-141	6	2.84
DH-167	160W	3341N/4849E	015/-60	108-111 120-133 173-174	3 13 1	1.71 2.63 14.4
DH-168	240W	3288N/4755E	015/-60	238-256 Incl.254-256	18 2	4.80 18.83
DH-169	480W	3420N/4535E	015/-60	Results pending
DH-170*	680W	3807N/4409E	100/-50	44-47	3	3.58
DH-RC85EXT	520W	3520N/4520E	015/-60	213-216	3	1.09
DH-RC87EXT	520W	3477N/4503E	015/-60	266-270	4	2.57
DH-RC93EXT	640W	3417N/4440E	015/-60	171-189	18	1.79

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

* These holes test the North-South trending mineralized zone which intersects and merges with the East-West trending mineralized zones of the Golouma West Deposit, as shown on the location maps on Oromin’s website.

SCHEDULE

Oromin Explorations Ltd. Golouma South Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-138	095S	3031N/5130E	115/-55	44-51 73-46 79-82	7 3 3	7.12 3.13 2.23
DH-139	075S	3050N/5150E	115/-60	53-54 61-66 89-93	1 5 4	9.19 4.08 4.01
DH-140	200S	2916N/5138E	115/-55	0-11	11	1.87
DH-143	130S	2992N/5159E	115/-45	15-25	10	3.70
DH-144	050S	3071N/5158E	115/-60	48-53 Incl. 51-53 99-102	5 2 3	8.03 16.40 2.48
DH-145	050S	3061N/5180E	110/-55	7-12 37-43 Incl.37-40	5 6 3	2.91 10.08 17.52
DH-148	095S	3075N/5003E	110/-60	218-222	4	3.57
DH-150	130S	3048N/4990E	110/-60	69-70 192-200 Incl.197-198 219-223 229-248	1 8 1 4 19	10.22 9.05 47.84 2.00 5.08

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

SCHEDULE

Oromin Explorations Ltd. Masato Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-131*	180N	9660N/4585E	110/-45	31-43 49-54 58-63 63-64 64-78	12 5 5 1 14	1.77 2.32 3.22 3,945.50 3.56
DH-135	180N	9660N/4585E	110/-65	53-60 Incl.56-57 65-67 95-99	7 1 2 4	3.95 16.46 1.66 1.76
DH-136	100N	9590N/4534E	110/-45	38-45 68-75	7 7	2.02 1.69
DH-141	100N	9605N/5502E	110/-55	73-77 118-122	4 4	3.57 1.18
DH-142	100N	9605N/5502E	110/-70	87-91 120-124 151-155	4 4 4	1.47 1.89 2.15

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

* Visible Gold observed.